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SECTION

REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-42262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SANDGRAIN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1050 FRANKLIN AVENUE
(No. and Street)



GARDEN CITY (City) **NY** (State) **11530** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER GRASSEL **(516) 742-4488**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

80 Broad Street, Suite 1901 (Address) **New York** (City) **New York** (State) **10004** (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, PETER GRASSEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SANDGRAIN SECURITIES, INC.**, as of **DECEMBER 31, 2006,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

BARBARA LYNN HARLAND
NOTARY PUBLIC STATE OF NY
NO. 01HA6034802
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 12-20-09

PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SANDGRAIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

SANDGRAIN SECURITIES, INC.

INDEX

	Page
Independent Auditor's report	1
Statement of Financial Condition	2
Notes to Financial Statement	3-6



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Sandgrain Securities, Inc.:

We have audited the accompanying statement of financial condition of Sandgrain Securities, Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sandgrain Securities, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

February 16, 2007 Kaufmann, Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

SANDGRAIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	444,490
Receivable from clearing organization		239,026
Deposit with clearing organization		100,000
Securities owned:		
Marketable, at market value		156,155
Not readily marketable, at estimated fair value		174,953
Furniture and equipment, net of accumulated depreciation of $284,542		154,357
Employee advances and other assets		331,016
Prepaid and recoverable income taxes		211,654
TOTAL ASSETS	$	1,811,651

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Commission payable	$	195,271
Accounts payable and accrued expenses		273,062
Deferred income taxes payable		74,608
TOTAL LIABILITIES		542,941
Subordinated borrowings		250,000
Shareholder's equity:		
Common stock, no par value, authorized 200 shares, 10 shares issued and outstanding		1,000
Additional paid-in capital		187,875
Retained earnings		829,835
TOTAL SHAREHOLDER'S EQUITY		1,018,710
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,811,651

The accompanying notes are an integral part of this financial statement.

SANDGRAIN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Sandgrain Securities, Inc. (the "Company"), a wholly owned subsidiary of United Business Owners, Inc., was incorporated under the laws of the State of New York in October 1989. The Company conducts business as a broker-dealer in securities and received approval from the Securities and Exchange Commission in 1990 to conduct such business. During 1992, the Company became a member of the National Association of Securities Dealers, Inc. and commenced business during 1993.

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company also acts as an agent in the private placements of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records proprietary securities transactions and commission revenue and related expenses on a settlement date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade date basis.

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Marketable securities and securities not readily marketable owned by the firm consist of the following:

	Marketable	Non-Marketable
Money Market Fund	115,337	-
Corporate Stock	40,818	-
Warrants	-	174,953
	156,155	174,953

NOTE 2 - CONTINUED

Securities not readily marketable consist primarily of restricted warrants to purchase shares of two publicly traded companies. The value of the warrants is based on the market value of the underlying marketable security owned.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2006, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents the net of commissions receivable for customer transactions generated in December 2006 and received in January 2006. The deposit with the clearing organization is required by the clearing agreement.

NOTE 4 - INCOME TAXES

Income taxes are provided on net income for financial reporting purposes. Income taxes are based on amounts of taxes payable in the current year and on expected future tax consequences of events that are recognized in the financial statements in different periods than they are recognized for tax purposes. As a result of the timing of recognition and measurement differences between financial accounting standards and income tax laws, temporary differences arise. These temporary differences are primarily due to the unrealized appreciation in securities owned by the Company. The net deferred income tax liabilities or credits reported in the statement of financial condition reflect estimated future tax effects attributable to those temporary differences, based on tax rates in effect for the years in which the differences are expected to reverse.

SANDGRAIN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 4 - CONTINUED

The components of the income tax credits as of December 31, 2006 were:

	Overpayments and estimated recoverable taxes paid in prior year	Deferred tax credit	Total tax credits
Federal	$157,428	$286,091	$443,519
State	43,669	33,998	77,667
Total	$201,097	$320,088	$521,186

The Company is included with its Parent in a consolidated tax return. The above tax credits represent the Company's share of the estimated consolidated tax benefits for 2006.

NOTE 5 - SUBORDINATED LOAN AGREEMENT

At December 31, 2006, the Company had borrowings of $250,000 from its Parent which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the Securities and Exchange Commission, and thus, the borrowings are available in computing net capital as defined. The agreement is scheduled to mature on July 31, 2009, unless extended. The loan is interest bearing at a rate of 9.60% per annum. During 2006, the Company paid its Parent $24,000 in interest on the loan.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating leases which expire through February 28, 2017. Future minimum annual payments required as of December 31, 2006 over the term of the current lease are as follows:

SANDGRAIN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 6 - CONTINUED

Year ended December 31	Minimum lease payments
2007	$ 288,175
2008	310,685
2009	290,969
2010	296,576
2011	272,599
Thereafter	1,413,474
Total	$2,872,478

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2006, there were no legal proceedings pending against the Company.

NOTE 7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had net capital of $451,669 which was $351,669 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.10 to 1.

END